August 8, 2014

Sonia Barros, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Global Trust II, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed July 18, 2014

File No. 333-196549

Dear Ms. Barros:

On behalf of American Realty Capital Global Trust II, Inc., a Maryland corporation (the “Company”), please find transmitted herewith for filing, in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder, Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-11 (File No. 333-196549) of the Company (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 4, 2014.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the prospectus (the “Prospectus”) as revised and included in Amendment No. 2.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

Investment Rights and Obligations, page 119

1.	We note your revised disclosure that you will enter into an investment opportunity allocation agreement with ARC Global and the “other ARC funds.” Please expand your disclosure to also name these other ARC funds and describe their size.

The Company has revised the disclosure as requested. Please see pages 121 and 122 of the Prospectus.

Table I, page A-2

2.	Please revise to include the length of offering (in months) for all the programs you include in this table or tell us why you are unable to calculate such amount.

The Company has revised Table I to include the length of the offering in months for all of the programs included in the table as requested.

August 8, 2014

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (212) 969-3445.

Very truly yours,

PROSKAUER ROSE LLP

By: /s/ Peter M. Fass

Peter M. Fass

cc:	Folake Ayoola, Esq.

James A. Tanaka, Esq.

Michael J. Choate, Esq.